Exhibit 99.5

INFOSYS US ANALYST MEET
CONSULTING & SYSTEM INTEGRATION
November 4, 2011

CORPORATE PARTICIPANTS

Stephen Pratt
Chief Executive Officer & Managing Director – Infosys Consulting, Inc. and Member – Executive Council

INVESTORS

Joe Foresi
Janney Montgomerry

Moshe Katri
Cowen & Co.

Trip Chowdhry
Global Equities Research

Vasu Kasibhotla
Trilogy Global Investors

Steve Pratt

Hi, everybody. Thanks for being here again. For a guy from California, it is always good to come to New York. In fact, this is my second week in a row. Last week I was here and I had a really fun experience. We had a manufacturing client who said that they wanted to tour the world’s most innovative companies and they went to Google, NASA and Infosys. They met us here and we talked about all the innovative things that Infosys has done over the last 30 years and including just the idea of Infosys in the business model to begin with, the way we have transformed the company from basically an outsourcing company to a full services company and the way we do innovation on a day-to-day basis. To me that was a great sign that we are advancing towards our mission which is to be a globally respected corporation. One of the objectives that we have with Infosys 3.0 is to not just be a globally respected company for 30 years but for the next 100 years as well.

That brings us to Consulting and System Integration which is part of the organization that I run. It is about a $2 bn organization, we have got about 25,000 people in it. I think it is really a key component of the service offerings that Infosys has to build the value for clients.

If you look at what we are trying to do in Consulting and System Integration consistent with the overall vision of Infosys, is to earn global respect. If you think about it, it is a very interesting vision statement. As Shibu said it is not about being the biggest or most profitable, those things will come if you get respect. We are 100% focused on earning respect from clients for delivering the best business value for a dollar invested in a consulting firm. We want to be respected as a great place to work that is a real talent magnet and brings in people from the outside and people really are dying to work as Consultants at Infosys and respect our financial results. Of course, being the fastest growing most profitable consulting organization in the world is something that I think we already are, that something that we continue to strive to do.

To me the concept of respect was really driven home. I do not know any of you have seen the latest Harvard Business Review. There is an article in that interview of Narayana Murthy who is the Founder of Infosys who talks about in the very early days when Shibu and NRN and 5 others were sitting in their apartment and deciding what kind of company they wanted to build and this is the kind of company they wanted to build.

I will go through quickly and talk about what we are doing for clients, for people and for financial results to gain that respect. First and most importantly is focusing on value for clients. As I said, what we are trying to do is to reinvent the consulting profession and to make it in a way that is fundamentally better for clients, something that delivers more business values, more tailored to business value. When I joined Infosys 8 years ago, the reason I left my previous firms after working for a strategy firm, then one of the big 5 for a total of 20 years before I came here was that I fundamentally thought the consulting profession was broken and needed to be reinvented. It needed to number one focus on linking the projects that we do for our clients with the business value created which is something that I think was lost. That was really a separation between strategy and consulting firms, there was a ridiculous notion in today’s world. I also thought that consulting had become way too expensive and the whole concept of using global talent and the fact that there was globalization and you could share work globally had not yet come to the consulting profession and so we would like to think that we were really the catalyst for globalization in the consulting world.

What we have done is to have our practice in Consulting and Systems Integration that really bridges the barrier between strategy and strategic thinking and focus on free cash flow and shareholder value to the implementation work that we do. These are really the areas in which we are focused. Number 1 is that we have a strategy, consulting capability. It is interesting because clients want to talk to us because they want to become more like us. When they talk about how does Infosys do what Infosys does, tell us the secrets sauce and we can give very practical advice on the things that they should be doing to change the strategy, their company and to innovate and constantly to be a leader and growth in margins in their profession.

We also focus on digital transformation. I think we are the leading consulting firm in the world around specific areas like digital marketing where if you look at most of the world’s top retailers, we are the people who have come in and set up the digital marketing strategy and their capabilities to implement how do you manage digital content, digital messages, digital channels and target the right messages through the right channels to the right customer segments. We branch now from retail going into life sciences and then going into the other verticals, but I think we have absolutely the pioneering capability when it comes to digital transformation of our clients.

Also, organizational transformation where we have done some amazing work around really the hard edge of the soft side of change. A lot of our competitors when they talk about organizational transformation, it is focused on just basically training and communications. We really branch that out to organizational design, performance management to really get the hard edge of accountability, adoption and alignment, when it comes to organizational change.

In information transformation, what we do is to really look at the way companies manage information and use information to make better decisions. This is around data governance, which a lot of our clients have not paid that much attention to. In fact consulting firms in general, I think is one of the leading causes of data chaos in clients where they would do a project for one client and setup their own data model. They do another project for that same client in a different area and set up a different data model and pretty soon you do not have any enterprise view of your data. We are focused on enterprise data governance and data visualization. We think that there is a revolution that is happening and will only accelerate about the way that executives consume information to make decisions around data visualization, focus on metrics, performance management and alignment of those things across the organization.

Then finally around process transformation which is one of our larger areas. This is really looking at the core aspects of how a company runs itself, all the way from Sales, Marketing, Service, Manufacturing, Logistics, Distribution, Research, Development, HR, Finance, IP, helping clients really becomes innovative in these areas and to transform themselves. Most of these projects are enabled by the core ERP packages which are SAP and Oracle and the other services are supported by Advanced Technologies.

What we have done as part of Infosys 3.0 is to really align the vectors where we had these in separate parts of the organization, we brought it all together to really simplify and to accelerate our leadership in this area. I think that if you look at from a clients perspective when you look at Infosys, you get a better return on your investment because you get better strategic thinking aligned to the technology implementation and you get it in a way that is delivered at a lower cost. In fact, our rates are not lower but the fact that we can do it in a more globally distributed manner, in a more highly efficient manner, we can actually be a lower cost and a higher value alternative which translates to our growth and to our margins.

If you look at the revenue mix of Consulting and Systems Integration, it is fairly evenly distributed among the 4 main verticals of Infosys. You can see it here by geography. We are still little Americas heavy, we are focusing on growing Europe and the rest of the world. By services again that is fairly balanced. You will see that (MCS) Management Consulting Services really drives a lot of the other revenue and the way we go to market, the way we deliver things as an integrated consulting and system integration unit. You will see management consultants working side by side with people from SAP, Oracle and Advanced Technologies to really create value for our clients.

From a client mix perspective, we have 4 clients that are between $50 mn and $100 mn representing 15% of our revenue. Then right now there is really the core of our client base, which is in the $10-15 mn range, this is a little lower half of our revenue and then we have a very large number of clients under $10 mn. What we find is that even now Consulting and Systems Integration is not an annuity business where mostly you go and you do a program and then you leave that; when clients use us for consulting, they tend to use us again for consulting. We have to re-earn again and get the respect of the client to go and hire us again and again. You will see that the clients that have been our consulting clients, remain our consulting clients for a very long time because they see our model and they like our model. I remember the early days when we went and talked to a client they said there is no way Infosys could possibly do consulting because we do not think of Infosys that way. That has changed dramatically and especially for the clients in which we are working, they see Infosys as one of the leading or the leading consulting firm for their companies.

One of the other things we have done is and we thought was very broken in the consulting profession is the way that programs were led, the way they were structured and the way the consulting companies managed collaboration and managed intellectual property. What we have done and what we do not believe any other consulting firm has done is combine an online framework for how we do our translation programs with a knowledge repository, with a collaboration to outsource. It is all one thing. The power of that is immense that as we do each program with the client that we feedback into impact and that learns and it gets smarter and smarter, there is a peer rating system for content, so the best content flows to the top continually and it is linked to the compensation of our people, that our people get paid, both on collaboration on intellectual property contribution. What we do is we are a constantly learning organization and getting smarter and smarter with each program. In contrast, a lot of our competitors have methodologies that are very static, they were developed by some team a long time ago, has been published and this is step-by-step method of how to do things and it is not a continually evolving process. This is one of the things that which we are very proud and is really a key to day-to-day client service. If you are a consultant somewhere in the world and you have been assigned a deliverable as part of that, you will know who else in the world is working on a similar deliverable for another client and you can trade a collaboration network to trade-off what is working, what is not working and to get better over time. Again you get a significant part of your compensation to contribute to impact and you get more and more points as people reuse your content. It is a clear differentiator of how we serve clients.

The next is talent. This is a slightly dated slide because we have 25,000 people now. We have 25,000 people around the world. You can see the geographic distribution here. What we do is we leverage onsite high talent and very senior management consultants. The average age of the management consultants is 38, supported by technology delivery around the world where the average age is 27. You will see that we have a fairly good geographic coverage.

The one of the exciting things to me about Infosys is that the future and the growth potential is very clear. When I look at this map, I get excited about the possibility of expanding geographically because it is very clear where the future is. It is very clear how we will grow and what is the key to our strategy. If you look at our competitors, they are pretty much everywhere they can be and unless you want to expand to the Mars or to the moon, geographic expansion is not really an option. For us even now we are a $2 bn entity in Infosys, the future expansion to me is very, very exciting.

One of the things is say why would a consultant join Infosys because Infosys traditionally has not been known as a consulting firm? What we do is we have really attracted what we like to think as the rebel consultants. If some one who wants to challenge the status quo, people who are not happy with their current firms, people who are tired of being in a static organization and people who realize that being part of the winning team is the place to be and that growth creates opportunities. Because we are growing rapidly and because we are winning and have a winning business model that we are able to attract, retain and develop top consulting talent in the world. The main place where we recruit talent is from 2 places. One is from at the entry level which is mostly at the top MBA schools, in the US and Europe and then also somewhat in India. We also have lateral recruiting where we hire a lot of people from other consulting firms and we are looking for that individual, that’s looking for a truly global experience and wants to really break the model of consulting and really at their core is a great management consultant meeting that they are focused on the client and client value and that is what is most important to them.

We also have extensive investment in professional development. If you look at the investments that we make in training our people, continue professional development, in our counseling network and the whole professional development feedback process is very expensive. I think that this is one of the key strategic processes of any consulting firm and we are very proud of what we have done there. We also offer career flexibility. This is one of the things that is very exciting about Infosys 3.0 is that bringing all of this together that we offer a different career paths, different ways that people want to go in the organization and can really help people advance and stay in the organization and reach the limit of their potential.

Finally on performance management, I talked about this a little bit but I think we have one of the best, if not the best way of doing performance management in the consulting profession and this is the key to being fair and to recognizing people and to coaching people on their development.

Financial results - in Q2, we were at $545 mn in revenue. One of the things that Consulting and Systems Integration does is as Consulting & Systems Integration grows that also the revenue for professional grows for overall Infosys as well. This is strategically important for us as we talk about breaking the linear connection between growth in revenues and growth in headcount. One of the things we need to do is to figure out over the next 70 years of how do we make sure that we do not run out of people in the planet to do this. There are a lot of things that we need to do from a society point of view to graduate more engineers and more business talent but we are also focusing on this.

The other thing that Infosys is known for its operational rigour and we will continue to accelerate operational rigour and to drive the results that we are talking about.

In conclusion, the message that is very clear to me is that if you get the client value part right and if you get the talent part right and you manage with operational rigour, then good things happen and the results will follow. If we do these things, we will be the most respected Consulting & Systems Integration firm in the world when it comes to client value, for being a great place to work and for generating great financial results.

Thank you and I will be glad to take any questions.

Joe Foresi

I wonder if you could frame for us sort of positioning in the market for the consulting practice. Who do you normally come out against in normal deals, what do you consider to be your competitive advantage, any color on win rates could be and then I have one follow-up?

Steve Pratt

Sure. We have a lot of different services but I would say if you were to characterize our main competitors, they would be Accenture, IBM, Deloitte, Cap Gemini in Europe are the people that we go up against. It is very important to say that however, that we do not aspire to beat them. We aspire to be different from them and to be better than them, focus on the client and on our people. If you look at our key differentiators, they are really based on that. One of the key ways that we differentiate is again to have this combination of focus on business value realization and implementation programs. It seems like a relatively obvious thing except the fact that really nobody else does it effectively. A lot of our competitors if you want to talk strategically or you want to talk about free cash flow or shareholder value, you talk to their strategic services group. If you want to talk about implementation, you talk to their group that focuses on implementation. What happens if you focus on a program that way is there is a huge disconnect between what happens on a program and the original intent. We from the very beginning created something called the ‘Value Realization Method’ which maps in a very rigorous way and at a detailed level what are the activities that each person on the program is doing, how does that focus on changing a process metric in that company, how does that process metric change a value metric in the company and how does that create free cash flow and shareholder value for the company. If you ask any consultant from Infosys anywhere in the world what are you doing, they will likely not say ‘I am implementing technology acts’. They will say ‘what I am doing is I am increasing the inventory terms from X to Y which drives up asset efficiency, which drives free cash flow’. I would say our key differentiator is that end-to-end linkage of our programs earn the creation of business value which is something that has been absent from the consulting profession for a very long time. Our other differentiator is that from a talent perspective, we hire very experienced people to be the consultants. If you look at a lot of our competitors they hire people from under grad, they send them to a training school, they get promoted up and they become a consulting partner. We mostly hire people in our organization that has at least 5 years of industry experience, goes to a top MBA school, graduates and comes to us with a rich set of experiences. So from a talent perspective our people are better and more experienced than our competitors. Because we combine that with the delivery and the technology efficiency of Infosys and the Global Delivery Model that we just have better people. What that also does is at the same time is it leads to a lower cost model for clients and that is not at the expense of compensation of our people, it is not at the expense of anything, it is just a better business model.

Moshe Katri

Can you talk a bit about the profitability of the business? That is number one. And number two, if you are really trying to replicate Accenture’s model, how would you be able to do that without actually impacting the cost base of Infosys as a whole i.e. impacting profitability of the business?

Steve Pratt

We are not trying to replicate Accenture’s model. They are trying to replicate our model. I think a lot of consulting firms have a really big challenge to get from what I call the old model to the new model and mostly because they have the wrong people in the wrong locations. That is a very tough problem to fix. It is going to get very long time to fix. If you look at our organization, we are accretive to the Infosys margins and we will continue to be so and hope to be even more so, so it will be higher than the Infosys average. I would not get into a specific numbers by service area for margins but the way to drive margins in our business is that if you are selling value and results to the clients, then clients are willing to pay if you can convince them that you are going to do it and you actually deliver. We have the a large team usually based in remote locations which is very high margin and then the people onsite are slightly lower margin but that is more than made up by what is being charged by the people in the lower cost locations. Our goal is to drive growth and margins. The model works. It has been working for long time and it will continue to work. For the other guys, I am surprised that they have not been able to execute as quickly. One thing that our competitors have been successfully doing is hiring a bunch of people in India. But just because you buy a tennis racket does not make you Roger Federer, so learning how to use the people in India and how that works into the model and how you do that is a very tricky thing that takes a very long time. We are not looking at anyone’s tail lights. We like to think that they are looking at our tail lights. We are pioneering the new model of consulting that is better for our client and for our people and of course finally drives better gross margins.

Trip Chowdhry

I was wondering if you would think 2 years back the set of capabilities you had in your practice, how has it changed today have you added some more capabilities and if you can highlight a few that will be helpful?

Steve Pratt

I will go back 5 years. 5 years ago, we were really at the heart of the change of Infosys. It has been a very interesting journey. If you want to change a big successful company from what it was to what it wants to be, it is a very interesting strategic question of how do you do that. The approach that Infosys took and Shibu references briefly is that we decided to incubate consulting, and create a subsidiary called ‘Infosys Consulting’ and then to invest in that to grow it up, so incubate, co-operate which means work side by side with Infosys, so you get to know each other and then to integrate. During that ‘incubate’ and ‘cooperate’ phase, there were necessary inefficiencies because it is a separate organization that Infosys Consulting working together with the technology-oriented part of the business, the vectors were not completely aligned. If you look at today what we have done is that Infosys Consulting had grown up with enough success and we earned the respect from the rest of Infosys and we got to know each other well enough, we are now integrating all of them together. What we have done is basically aligned the vectors. Whereas 5 years ago, even 2 years ago the vectors were slightly eschew and there was some internal tension. Now we have made it one team and that is a dramatic unleashing of potential in the organization. I would say that is the main difference.

Vasu Kasibhotla

Thanks for putting up some of those revenue numbers there on the consulting side. How should we think about the revenue growth in consulting itself relative to the total company growth? That is number one. And can you give any color on how consulting is leading to follow-up implementation work and how much of your implementation is coming from consulting.

Steve Pratt

What we have done is actually put the consulting and the delivery part of consulting into one organization. When we do a transformation program for a client, for instance, we just finished one of the most complex transformation programs in the Retail, Consumer Goods, Life Sciences collection of industries. In fact the CEO of that company which is one of the top companies in that space said that this is the most complex transformation their company had ever gone through and maybe ever in their history their industry. To pull off transformation of that company, required a tremendous amount of consulting talent to drive the entire transformation, all the process design, all the organizational transformation, everything working side by side with the people who are helping implement the underlying capabilities in the company including the technology. A lot of our competitors think you do consulting and then the consultants leave and then the technology guys take over them from the technology. That is the wrong way to do it. That traditionally has been a coin flip on whether you get the results that you want. It has been 50:50 and to me that is unacceptably poor performance for a professional services company. What we have done is through the ‘Value Realization Method’ is ensure very tight and the linkage of this and that is whats driven the results. We do not think about it that you have consulting and you have flow through. That is not the way it works. It is all one thing working together from beginning to end. It is true that sometimes when we finish a transformation program that the client has taken your support as going forward and that happens quite often and that would lead to follow on annuity work for that client.

Participant

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Steve Pratt

You are talking about the split of management consulting and the rest?

Participant

________

Steve Pratt

There are different capabilities you need in the organization working together. I think that you are looking at is the revenue mix by services. If you look at on the bottom there, there is Advanced Technologies management consulting, SAP and others. It is one team. There are different focuses on professional development and performance management. The way you build a world-class SAP, Oracle, Microsoft practice is that you develop world-class professionals differently there, than if you are developing a strategy consultant. We have broken them into practices but it is all one consulting & system integration practice that works together on almost every program. That’s the way it works.